AP 3/7

15047509

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Wash., D.C.

SEC FILE NUMBER
8- 49514

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINTRUST BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

124 VERDAE BLVD, SUITE 504
(No. and Street)

GREENVILLE	SC	29607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLEN R. GILLESPIE (864) 288-2849
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & CO., P.C.
(Name – *if individual, state last, first, middle name*)

1720 EPPS BRIDGE PARKWAY

SUITE 108-381	ATHENS	GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/15

OATH OR AFFIRMATION

I, ALLEN GILLESPIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINTRUST BROKERAGE SERVICES, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PENNY T. JONES NOTARY PUBLIC SOUTH CAROLINA

Allen A. Gillespie
Signature

Principal
Title

Penny T. Jones
Notary Public My Commission Expires 6-9-18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINTRUST BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FINTRUST BROKERAGE SERVICES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FinTrust Brokerage Services, LLC

We have audited the accompanying financial statements of FinTrust Brokerage Services, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of FinTrust Brokerage Services, LLC 's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of FinTrust Brokerage Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of FinTrust Brokerage Services, LLC's financials statements. The supplemental information is the responsibility of FinTrust Brokerage Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WJB & Co., P.C.

Athens, Georgia
February 23, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

FINTRUST BROKERAGE SERVICES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:		
Cash	$	303,585
Deposit with clearing broker		75,000
Receivable with clearing broker		11,269
Secured demand note		40,000
Accounts receivable		45,610
Total current assets		475,464
OTHER ASSETS:		
Deposits		17,086
Goodwill		15,448
Total other assets		32,534
TOTAL	$	507,998

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	3,208
Due to clearing broker		2,331
Due to parent		111,968
Payroll payable		17,721
Total current liabilities		135,228
SUBORDINATED LOAN - secured demand note		40,000
TOTAL		175,228
MEMBERS' EQUITY		332,770
TOTAL	$	507,998

The accompanying notes are an integral
part of these financial statements.

FINTRUST BROKERAGE SERVICES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

FEE REVENUE	$	1,782,953
OPERATING EXPENSES:		
Compensation and benefits		1,349,136
Rent		14,450
Regulatory licensing and compliance fees		80,720
Legal and professional fees		18,876
Travel		2,017
Computer and technology		22,327
Meals and entertainment		3,258
Telephone		3,309
Taxes and licenses		1,535
Insurance		25,574
Clearing expense		215,031
Other		1,140
Total expenses	$	1,737,373
NET INCOME	$	45,580

The accompanying notes are an integral
part of these financial statements.

FINTRUST BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

MEMBERS' EQUITY, JANUARY 1	$	287,190
Net income		45,580
MEMBERS' EQUITY, DECEMBER 31	$	332,770

The accompanying notes are an integral
part of these financial statements.

FINTRUST BROKERAGE SERVICES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2014

SUBORDINATED LOANS, JANUARY 1	$	-
Increases		40,000
Decreases		-
SUBORDINATED LOANS, DECEMBER 31	$	40,000

The accompanying notes are an integral part of these financial statements.

FINTRUST BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:		
Net income	$	45,580
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in accounts receivable		(35,610)
Decrease in clearing broker receivable		9,465
Increase in secured demand note		(40,000)
Increase in deposits		(3,757)
Decrease in payroll payable and accounts payable		(4,688)
Increase in due to parent		111,968
Decrease in due to clearing broker		(1,866)
Net cash provided by operating activities		81,092
FINANCING ACTIVITIES:		
Secured demand note		40,000
Net cash provided by financing activities		40,000
NET INCREASE IN CASH		121,092
CASH AT BEGINNING OF YEAR		182,493
CASH AT END OF YEAR	$	303,585

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

FinTrust Brokerage Services, LLC is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on January 2, 1997.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill is tested annually for impairment. At December 31, 2014, no impairment has been determined.

Advertising Costs

Advertising costs, if any, are charged to expenses as incurred. For the year ended December 31, 2014, the Company incurred $1,760 of advertising costs.

3. SUBORDINATED LIABILITIES

Subordinated liabilities as of December 31, 2014 include the following:

Secured Demand Note, due January 31, 2016	$40,000

The subordinated loan is with the Member and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. GUARANTEES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31, 2014 the Company experienced no material net losses as result of the indemnity.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $294,431, which was $234,431 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 45.93% at December 31, 2014.

6. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Commitments* (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2014.

7. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2014, the Company did not receive any contributions from its member.

The Company has an expense sharing agreement with its member. Under the agreement, the Company pays its member a monthly fee for the use of office facilities, including furniture, equipment and other administrative services. The amount incurred under this agreement for the year ended December 31, 2014 was $1,457,181, which is included within various operating expense line items on the accompanying Statement of Operations.

8. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

FINTRUST BROKERAGE SERVICES, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

		SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	332,770
ADDITIONS		
Subordinated loans		40,000
DEDUCTIONS AND/OR CHARGES:		
Blockage		(195)
Non-allowable assets:		
Accounts receivable		(45,610)
Goodwill-net		(15,448)
Deposits		(17,086)
Haircuts		(1)
NET CAPITAL	$	294,430
AGGREGATE INDEBTEDNESS -		
Accounts payable and accrued expenses		117,507
Payroll payable		17,721
Total aggregate indebtedness	$	135,228
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required	$	50,000
Excess net capital		244,430
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital		234,430
Percentage of aggregate indebtedness to net capital		45.93%
RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2014)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	294,430
Net Capital as reported in the preceding calculation	$	294,430

The accompanying notes are an integral part of these financial statements.

FINTRUST BROKERAGE SERVICES, LLC

DECEMBER 31, 2014

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. All customer securities transactions are cleared through another broker-dealer on a fully disclosed basis.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FinTrust Brokerage Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FinTrust Brokerage Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FinTrust Brokerage Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) FinTrust Brokerage Services, LLC stated that FinTrust Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FinTrust Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FinTrust Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WJB & Co., P.C.

Athens, Georgia
February 23, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

FinTrust Brokerage Services, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2014

We, as members of management of FinTrust Brokerage Services, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and who promptly transmits all customer funds and securities to the clearing broker.

FinTrust Brokerage Services, LLC

Allen R. Gillespie

Principal

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
FinTrust Brokerage Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by FinTrust Brokerage Services, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WJB & Co., P.C.

Athens, Georgia
February 23, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2143********************MIXED AADC 220
049514 FINRA DEC
FINTRUST BROKERAGE SERVICES LLC
124 VERDAE BLVD STE 504
GREENVILLE SC 29607-3847

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Allen R. Gillespie
864-288-2849

2. A. General Assessment (item 2e from page 2) $ 3,207.72

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 3207.72

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,207.72

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,207.72

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FinTrust Brokerage Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of February, 20 15.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,782,562
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	347,026
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	151,384
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	738
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $324	
Enter the greater of line (i) or (ii)	324
Total deductions	499,472
2d. SIPC Net Operating Revenues	$1,283,090
2e. General Assessment @ .0025	$3,207.72 (to page 1, line 2.A.)